               wescast industries inc.

WESCAST INDUSTRIES INC.

DECLARES DIVIDEND

TSX:

WCS.A

NASDAQ:

WCST

July 16, 2003

Brantford, Ontario, - Wescast Industries Inc. has declared a dividend on its common shares in the amount of $0.12 per common share, and such dividend shall be payable on August 15, 2003 to shareholders of record at the close of business on July 25, 2003.

About Wescast Industries Inc.:

Wescast Industries Inc. is the world's largest supplier of exhaust manifolds for passenger cars and light trucks.  The Company designs, develops, casts and machines high-quality iron exhaust manifolds for automotive OEMs.  Wescast recently entered the suspension and brake component market through the acquisition of Georgia Ductile.  It has sales and design centres in Canada, the United States, Germany and the United Kingdom, and sales representation in France and Japan.  The Company operates seven production facilities in North America, including a 49% interest in United Machining Inc., an accredited Minority supplier in Michigan.  It also has a 50% joint venture interest in Weslin Autoipari Rt., a Hungarian based supplier of cast iron exhaust manifolds and turbo charger housings for the European light vehicle market.  The Company is recognized worldwide for its quality products, innovative design solutions and highly committed workforce

For further information, please contact:

Mr. Ray Finnie

Wescast Industries Inc.

(519) 750-0000